Mail Stop 3720

February 26, 2007

Mr. Gary C. Butler
President and Chief Executive Officer
Automatic Data Processing, Inc.
2 Journal Square Plaza
Jersey City, NJ 07306

> **Re:** **Broadridge Financial Services, LLC**
> **Amendment No.1 to Registration Statement on Form 10**
> **Filed February 9, 2007**
> **File No. 1-33220**

Dear Mr. Butler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 99.1 Information Statement

General

1. Please update the financial statements and other financial information to include the December 31, 2006 information, as required by Rule 3-12 of Regulation S-X.

Management's Discussion and Analysis, page 42

Overview, page 42

2. In response to our comment regarding branding, you indicate that in light of the company's concentrated and institutional customer base, the company does not expect that the amount of time, expense and uncertainty associated with marketing its new name and separate corporate existing will be material. See prior comment 11 to our letter dated January 18, 2007. However, the risk factor on page 23 indicates that

the loss of the ADP brand name could affect your ability to attract clients and attract employees. Please reconcile these positions and clarify how management plans to address the brand name risks going forward.

Risks Relating to our Business, page 43

3. We note the disclosure in the second paragraph and on page 10 regarding loss of a large client of both your Securities Processing Solutions and Clearing and Outsourcing Solutions business segments. We also note the disclosure in the third paragraph on page 43 and on page 10 that a different large customer did not renew its Investor Communications Solutions contract with you. Please confirm that neither of these clients was one of the company's five largest clients in 2006. If either was, provide appropriate disclosure of this fact.

4. Regarding the large customer that did not renew its Investor Communications Solutions contract with you, please update the disclosure to clarify the current status of your relationship with this customer, including what, if any, developments have been made to negotiate a new contract. To the extent developments have been made, or a new contract has been negotiated, describe how the new contractual relationship compares to the old contract, including from a financial standpoint.

Critical Accounting Policies, page 43

5. We note your response to comment 13 and refer to your critical accounting policy for goodwill. Since you have determined that the estimates and assumptions used to account for goodwill are critical, you should specifically discuss the nature of the estimates or assumptions that are material due to the levels of subjectivity and judgment involved and why the impact of the estimates and assumptions on your financial condition or operating performance is material. For example, you may consider factors such as the variables used to determine cash flows, including future sales growth and volume, operating expenses and other industry and economic factors. You may also want to consider the assumptions used in calculating fair values such as the factors used to determine an appropriate discount rate. Revise to clarify which assumptions are most critical to the portrayal of your financial statements, and include the relevant sensitivity analysis and other quantitative information that will allow an investor the ability to understand the impact if other reasonable estimates had been used to evaluate the carrying value of goodwill.

Financial Statements

Brokerage Services Business of ADP, Inc.

Combined Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

6. We note your response to prior comment 29. You state that the registrant has no
material contingent liabilities or commitments. However, we note from your
disclosure on page 102, that you will enter into an employee matters agreement with
ADP prior to distribution with respect to the treatment of ADP options held by your
employees after the separation, as well as the treatment of SORP benefits for your
management employees. It appears that this could be a material contingent liability if
the agreement assigns these current and future liabilities to you. Please revise the
disclosure to address this apparent inconsistency with your response to prior comment
29. Please also disclose the potential impact of the employee matters agreement in
the notes to your pro forma financial statements, indicating that these contingencies
were not included in the pro forma results.

Revenue Recognition, Securities Processing Solutions, page F-10

7. We note your response to prior comment 34. We believe your accounting policies
should reflect the appropriate accounting treatment for up-front implementation fees
and you should apply the appropriate accounting for fees on a prospective basis. You
state that there would not be a significant impact on net earnings if you recognized up
front fees over the average client life, rather than the respective contractual term.
Please quantify the differences on revenue and net earnings and tell us how you
applied the guidance in SAB No. 108 to evaluate this difference. Also tell us the
range of customer lives and the average customer life that you used in your analysis
of the potential impact.

*   *   *   *

Please amend your Form 10 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile*
        Raphael M. Russo
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Fax (212) 373-2077